January 31, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Cash

Re:	Layne Christensen Company

Form 10-K for the Fiscal Year Ended January 31, 2013 Filed

April 16, 2013

Form 10-Q for the Fiscal Quarter Ended October 31, 2013

Filed December 10, 2013

File No. 1-34195

Ladies and Gentlemen:

The following are the responses to the comments received from the United States Securities and Exchange Commission in its letter dated January 16, 2014, in connection with the filings of Layne Christensen Company (“the Company”, “we” or “us”) on the above referenced documents. To facilitate your review we have included your numbered comments along with the related responses.

Form 10-K for the Fiscal Year Ended January 31, 2013

Item 1. Business, page 1

1.	Please revise segment backlog disclosures in future filings to disclose the amount or percentage of backlog that is not reasonably expected to be filled in the current fiscal year. Refer to Item 101(C)(viii) of Regulation S-K.

Management’s response: In future filings, the Company will, where applicable, incorporate in our business description, disclosures regarding the amount or percentage of backlog that is not reasonably expected to be filled in the current fiscal year, in accordance with Item 101(C)(viii) of Regulation S-K.

2.	Please revise future filings to provide the following additional disclosures regarding your backlog:

•	Discuss how backlog is calculated, including what it includes and excludes;

•	Discuss any changes in the methodology used to determine backlog during each period, if material and applicable;

1800 Hughes Landing Blvd., Ste. 700, The Woodlands, TX 77380 | Office: 281.475.2600 | layne.com

Securities and Exchange Commission

January 31, 2014

•	To allow better insight into changes in backlog from period to period, provide a roll-forward of backlog. The roll-forward should include beginning and ending balances, new contracts, cancellations, amounts recognized in revenue, and any other major categories relevant to your business;

•	Quantify and discuss any backlog that is not moving forward as originally scheduled, if material and applicable;

•	Disclose the amount of backlog related to uncompleted projects for which a loss provision has been recorded, if material and applicable; and

•	Address and discuss anticipated margin trends based on current backlog.

Management’s response: In future filings, the Company will incorporate additional disclosures regarding the Company’s backlog. These additional disclosures will include to the extent applicable and material: how backlog is calculated, any changes to the methodology used to calculate backlog, a backlog roll-forward from the previously reported period, discussion regarding backlog amounts that are not moving forward as originally scheduled, amount or percentage of backlog that relates to loss contracts, and discussion regarding our anticipated margin trends based on our current backlog (if practicable and without compromising the Company’s competitive position).

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Comparison of Fiscal Year 2013 to Fiscal Year 2012

3.	In future annual and quarterly filings, please disclose and discuss changes in the most significant components of cost of revenue and indicate the percentage of cost of revenue attributable to each component.

Management’s response: In future filings, the Company will incorporate to our Management’s Discussion and Analysis (Item 7), disclosures regarding the most significant components of cost of revenue, including discussions for variances from prior periods and the percentage of cost of revenue attributable to each component.

Operating Segment Review of Operations, page 35

4.	In future annual and quarterly filings, when multiple factors contribute to fluctuations in segment revenues and/or segment income (loss) before income taxes, please quantify each factor and more fully explain the underlying reasons for such changes. Also, please revise future annual and quarterly filings to also disclose and discuss the reasons for changes in segment income (loss) before income taxes as a percentage of segment revenues.

Management’s response: In future filings, the Company will, where applicable, individually quantify the material factors contributing to fluctuations in segment revenues and/or segment income (loss) before income taxes, explain the reason for such factors and discuss the reasons for changes in segment income (loss) before income taxes as a percentage of segment revenues.

Securities and Exchange Commission

January 31, 2014

Liquidity and Capital Resources, page 41

Operating Activities, page 42

5.	In future annual and quarterly filings, please more fully discuss the reasons for changes in working capital items, including explaining the specific reasons for changes in customer receivables, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable and accrued expenses, and billings in excess of costs and estimated earnings on uncompleted contracts. Refer to section 501.13.b.1 of the SEC Codification of Financial Reporting Policies.

Management’s response: In accordance with section 501.13.b.1 of the SEC Codification of Financial Reporting Policies, the Company will include in its disclosures in future filings, as applicable, discussion of the reasons for changes in working capital, such as: changes in customer receivables, costs and estimated earnings in excess of billings on uncompleted contracts, accounts payable and accrued expenses, and billings in excess of costs and estimated earnings on uncompleted contracts.

Contractual Obligations and Commercial Commitments, page 43

6.	In future filings, please revise your tabular presentation to include estimated interest payments and provide a footnote explaining how your estimate was determined.

Management’s response: In future filings, the Company will, include estimated interest payments and disclosures regarding how the estimates were determined for all fixed interest rate obligations. For contractual obligations for which quantifying the amount or timing of interest payments is not estimable, such as variable interest rate debt, the Company will disclose such relevant information in a footnote to the table.

Critical Accounting Policies and Estimates, page 43

Revenue Recognition, page 43

7.	Please tell us, and disclose in future filings, the percentage of revenue recognized using the percentage-of-completion method, using the completed-contract method, for mineral drilling services, and for direct sales not provided in conjunction with the performance of construction contracts.

Management’s response: In future filings, the Company will include as part of the critical accounting policies and estimates, disclosures regarding the approximate percentage of total revenue recognized using the percentage-of-completion method, using the completed-contract method, for mineral drilling services, and for direct sales not provided in conjunction with the performance of construction contracts. For the year ended January 31, 2013, these percentages were as follows (please note that the table below is based on the amounts included in our Form 8-K filed on November 4, 2013):

Securities and Exchange Commission

January 31, 2014

Approximate % of total revenue
Percentage of Completion	70%
Mineral Drilling Services	16%
Completed Contract	11%
Direct Sales	3%

Total Revenue	100%

8.	With respect to customer contracts, please revise future filings to disclose:

•	the amount of contract losses recorded during each period presented and the current status of material loss contracts, as well as the current status of any contracts for which material losses are reasonably possible;

•	the impact of material changes in contract estimates during each period presented; and

•	the impact of contract penalties, claims, change orders and/or settlements during each period presented, if material.

Management’s response: In future filings, the Company will, where applicable and without compromising the Company’s competitive position, discuss the current status of material contracts in a loss position or for which material losses are reasonably possible and the amount of contract losses recorded during each period presented, the impact of any material changes in estimates, penalties, claims, change orders and/or settlements for each period presented.

Item 8. Financial Statements and Supplementary Data, page 47

Consolidated Balance Sheets, page 51

9.	We note that over 10% of total current liabilities are aggregated into other accrued expenses for each period presented. Please revise future filings to separately state any current liabilities that exceed 5% of total current liabilities, as applicable. Refer to Rule 5-02.20 of Regulation S-X.

Management’s response: As of January 31, 2013, none of the items included in other accrued expenses individually exceeded 5% of total current liabilities. For future filings, the Company will continue to assess current liabilities for any that individually exceed 5% of total current liabilities and where applicable those amounts will be stated separately, either on the balance sheet or in a separate note.

Securities and Exchange Commission

January 31, 2014

Note 1 – Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 55

10.	For revenue recognized under the percentage-of -completion and completed-contract methods, please revise future filings to disclose, to the extent applicable:

•	the range of contract durations;

•	the amount of contract losses recorded during each period presented;

•	the nature, status and amounts of material claims and change orders during each period presented;

•	the amounts of profit recognized for claims during each period presented;

•	the impact of material revisions in contract estimates during each period presented;

•	the nature and amounts of items netted in revenue during each period presented; and

•	your policy for and any amounts deferred related to pre-contract costs as of each balance sheet date.

Management’s response: In future filings, the Company will, where applicable, incorporate in Note 1 – Summary of Significant Accounting Policies (those disclosures required by GAAP) and/or Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, disclosures regarding the range of contract durations, the amount of contract losses recorded during the period, the status and impact of any material changes in estimates, penalties, change orders and/or settlements, our policy for pre-contract deferred costs and the related amounts recognized as of each balance sheet.

11.	With respect to revenue recognized under the completed-contract method, please revise future filings to disclose the specific criteria you use to determine when a contract is substantially completed.

Management’s response: In future filings, the Company will incorporate in Note 1- Summary of Significant Accounting policies, disclosures regarding the Company’s policy used to determine when a contract is substantially completed under the completed-contract method.

Note 3 – Investments in Affiliates, page 63

12.	Please demonstrate to us how you determined what financial statements were required under Rule 3-09 of Regulation S-X.

Management’s response: In response to the Staff’s comment, pursuant to Rule 3-09 of Regulation S-X, the Company has provided as supplemental information a copy of the calculations used by the Company to determine which affiliates’ financial statements were required under Rule 3-09 of Regulation S-X. Based on the Company’s calculations the financial statements of Geotec Boyles Bros., S.A. and Boytec Bros Servicios Geologicos S.A. were deemed necessary to be attached to the Company’s Form 10-K filed on April 16, 2013. The Company’s affiliates are not public companies and their financial information has historically not been required to be made available to the public. Therefore, the Company hereby requests that the calculations be returned to the Company upon completion of the Staff’s review and that, pending such return, the calculations be withheld from release. The supplemental material is not being furnished in electronic format, and is not being filed with, nor deemed part of this letter.

Securities and Exchange Commission

January 31, 2014

Note 18 – Quarterly Results, page 81

13.	Please disclose gross profit (net revenues less costs and expenses associated directly with or allocated to products sold or services rendered) for each full quarter. In lieu of disclosing quarterly gross profit you may disclose the components of costs of revenue that would enable a reader to compute gross profit. Refer to Item 302(a)(1) of Regulation S-K. Also, please tell us, and revise future filings to better explain the facts and circumstances that materially and negatively impacted the second and fourth quarters of FY 2013.

Management’s response: In future filing, the Company will modify and include in “Note 18- Quarterly Results” the components of gross profit for each full quarter, as follows (please note that the table below is based on the amounts included in our Form 8-K filed on November 4, 2013):

	2013
(in thousands, except per share data)	First	Second	Third	Fourth
Revenues	$271,765	$287,972	$281,281	$228,108
Cost of revenues (exclusive of depreciation, amortization, and impairment charges shown below)	(218,885)	(230,071)	(224,358)	(200,493)
Depreciation and amortization	(13,803)	(15,928)	(15,679)	(15,748)
Impairment charges	—	—	—	(8,431)
Loss on remeasurement of equity method investment	—	(7,705)	—	—
Net income (loss) from continuing operations	4,636	(2,969)	8,657	(22,584)
Net income (loss)	3,991	(23,866)	8,665	(24,813)
Net income attributable to noncontrolling interests	(241)	(159)	(189)	(39)
Net income (loss) attributable to Layne	3,750	(24,025)	8,476	(24,852)
Basic income (loss) per share—continuing operations	0.23	(0.16)	0.43	(1.16)
Diluted income (loss) per share—continuing operations	0.22	(0.16)	0.43	(1.15)
Basic income (loss) per share	0.19	(1.23)	0.43	(1.28)
Diluted income (loss) per share	0.19	(1.23)	0.43	(1.27)

	2012
(in thousands, except per share data)	First	Second	Third	Fourth
Revenues	$259,942	$287,734	$288,075	$270,267
Cost of revenues (exclusive of depreciation, amortization, and impairment charges shown below)	(197,300)	(228,348)	(225,908)	(217,518)
Depreciation and amortization	(13,334)	(12,719)	(13,670)	(15,917)
Impairment charges	—	—	—	(96,579)
Net income (loss) from continuing operations	12,588	10,481	9,121	(86,863)
Net income (loss)	13,632	11,178	9,581	(87,573)
Net income attributable to noncontrolling interests	(566)	(568)	(828)	(931)
Net income (loss) attributable to Layne	13,066	10,610	8,753	(88,504)
Basic income (loss) per share—continuing operations	0.62	0.51	0.43	(4.51)
Diluted income (loss) per share—continuing operations	0.62	0.50	0.42	(4.49)
Basic income (loss) per share	0.67	0.55	0.45	(4.55)
Diluted income (loss) per share	0.67	0.54	0.45	(4.55)

As discussed in Note 1, the Company utilizes multiple methods of revenue recognition based on the nature of work performed.

As a result, it is not practical to allocate a portion of depreciation and amortization to cost of revenues for the presentation of gross profit.

We will also revise future filings to explain in “Note 18- Quarterly Results” the reasons, which led to significant adverse results from operations during the second and fourth quarter of FY 2013, as follows:

“The second quarter of FY 2013 was impacted by the $20,000,000, net of tax, write down of the Energy Division upon its classification as discontinued operations upon entry into negotiations to sell the assets of the division to a third party. Additionally, the Company

Securities and Exchange Commission

January 31, 2014

acquired the remaining 50% of Diberil Sociedad Anónima (“Diberil”), which had previously been accounted for as an equity investment. In accordance with accounting guidance in moving Diberil to a fully consolidated basis, the Company remeasured the previously held equity investment to fair value and recognized a loss of $7,705,000 during the period.

The fourth quarter of FY 2013 was impacted by the decrease in global prices of precious metals, which drove a significant decrease in demand for services offered by our Minerals Services division. Additionally, revenues generated by our Heavy Civil division decreased as the division shifted focus to pursuing higher margin opportunities. Higher than anticipated costs on legacy projects and the inability to cover administrative overhead costs with the lower activity levels during the fourth quarter resulted in a decrease in operating results. The Company also recorded impairments of long lived assets which totaled $8,431,000 during the period.”

Form 10-Q for the Fiscal Quarter Ended October 31, 2013

Item 1 – Financial Statements, page 3

Note 6 – Income Taxes, page 17

14.	Please explain to us how you determined the amount of the tax valuation allowance you recorded. Please provide us an analysis of your deferred tax assets and liabilities as of the most recent balance sheet date. To the extent applicable, please tell us the amount of any domestic or foreign taxable income you would be required to generate to fully realize any remaining deferred tax assets.

Management’s response: As of October 31, 2013, the Company had recorded a valuation allowance of $78.0 million on its domestic deferred tax assets which results in a full valuation allowance after considering the timing of deferred tax liability reversals. The Company had recorded an additional $2.0 million valuation allowance on its foreign deferred tax assets, which results in net deferred tax assets of $3.0 million that the Company believes it is more likely than not to recover, after considering jurisdictional issues and the timing of deferred tax liability reversals.

The Company evaluated the realizability of its deferred tax assets on a jurisdiction by jurisdiction basis. All relevant evidence was considered in the evaluation, both positive and negative, taking into consideration the extent to which the evidence could be objectively verified.

At October 31, 2013, the Company continued to forecast a cumulative domestic three-year loss through January 31, 2014, and therefore gave little consideration to forecasted book income in future years as a source of positive evidence. The Company considered the expected reversal patterns of its domestic deferred tax assets and liabilities, as well as carryback and carryforward of net operating losses and foreign tax credits, and qualified tax planning strategies. The Company had a $2.1 million domestic deferred tax liability recorded at October 31, 2013 on a basis difference relating to certain minority equity interests for which the Company cannot control the timing of the basis reversal due to its minority ownership interest, nor could the Company identify a tax planning strategy to realize the basis difference in a period that would be offset by operating losses or other deductible temporary differences. Based on the Company’s analysis, a full valuation allowance was recorded on its remaining net domestic deferred tax asset.

Securities and Exchange Commission

January 31, 2014

In addition to the domestic deferred tax assets, the Company evaluated the realizability of foreign deferred tax assets for each separate tax jurisdiction. Recent operating history, future period forecasts of operating income, expected reversal patterns of temporary differences, tax loss carryforwards and potential tax planning strategies were all considered in this evaluation. Where evidence suggested realization of the deferred tax assets could not be supported a valuation allowance was recorded.

The following chart provides a breakdown of the domestic and foreign deferred tax balances reflected in the October 31, 2013 balance sheet:

(in millions USD)	Domestic	Foreign	Total
Gross Deferred Tax Assets:
Bad Debt Reserve	$2.9	$—	$2.9
Job Loss Reserve	3.3	—	3.3
Accrued Liabilities	3.5	—	3.5
Accrued Workers’ Compensation	8.6	—	8.6
Stock-Based Compensation	7.1	—	7.1
Amortization	2.9	—	2.9
Deferred Compensation	6.3	—	6.3
Tax Loss Carryforwards	27.2	3.9	31.1
Foreign Tax Credit Carryforwards	22.0	—	22.0
Other Assets	12.5	1.1	13.6

Total Gross Deferred Tax Assets	96.3	5.0	101.3
Valuation Allowance	(78.0)	(2.0)	(80.0)

Total Deferred Tax Assets	18.3	3.0	21.3

Gross Deferred Tax Liabilities
Depreciation	(14.9)	—	(14.9)
Not Permanently Reinvested Earnings of Affiliates	(1.5)	—	(1.5)
Deferred Withholding Tax	(0.6)	(3.1)	(3.7)
Other Liabilities	(3.4)	(1.7)	(5.1)

Total Deferred Tax Liabilities	(20.4)	(4.8)	(25.2)

Net Deferred Tax Liabilities	$(2.1)	$(1.8)	$(3.9)

In order to realize the remaining deferred tax assets, certain foreign subsidiaries will need to generate taxable income of approximately $6.1 million in the jurisdictions where the remaining deferred tax assets are recorded.

To the extent applicable, all disclosure changes in response to the staff comments will be addressed in future fillings made pursuant to the Securities Act of 1933 and the Securities Exchange Act of 1934.

Securities and Exchange Commission

January 31, 2014

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter fully responds to your questions and/or comments. However, if there are any further questions or comments please contact me at (281) 475-2694 or at the address on record for Layne Christensen Company.

Sincerely,

By:	/s/ James R. Easter
James R. Easter
Senior Vice President & Chief Financial Officer